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                                                                     EXHIBIT 2



                     FORM OF EXECUTIVE SEVERANCE AGREEMENT

[Name
Home Address]

Dear [          ]:

         The Board of Directors of Syntex Corporation (the "Company"), believes that it is in the Company's best interest to amend its arrangements that are intended to provide security to certain key employees of the Company and/or its Affiliates upon a Change in Control of the Company and thereby to induce such individuals to continue in their employment and to enhance their ability to perform effectively and without undue distraction should the Company be rumored to be or become the target of an attempted acquisition.
          Accordingly, the Company proposes and does hereby agree to provide to you, upon the terms and conditions hereinafter set forth, the benefits described below in the event that your employment with the Company and its Affiliates is terminated, after a Change in Control, either by the Company without Cause or by you for Good Reason. In consideration therefor, by accepting this Agreement you hereby agree to remain in the employ of the Company until the earliest of (a) December 31, 1994, or (b) the date of a Change in Control, or (c) the date your employment terminates by reason of your death or Disability, or (d) the date that you commence retirement





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benefits under the Company's pension plan, or (e) the date on which the Company terminates your employment for any reason or without any reason.

          1. Term of Agreement: This Agreement is effective on the date hereof and shall continue in effect to and including December 31, 1995; provided, however, that on December 31, 1994, and on each December 31 thereafter, this Agreement automatically shall be extended for an additional entire calendar year (for example, at December 31, 1994, through December 31, 1996) unless, before any such December 31, you or the Company give notice to the other that this Agreement is to terminate on the next following December 31st (for example, on December 31, 1995, if notice is given prior to December 31, 1994).
          Notwithstanding the foregoing, if there is a Change of Control while this Agreement is in effect, the term of this Agreement automatically shall be extended for a three-year period measured from the date of such Change in Control.

          2.       Definitions:  As used in this Agreement:
                   (a) "Affiliate" means any corporation, firm or partnership directly or indirectly controlled by, controlling or under common control with the Company.
                   (b) "Annual Bonus" means the total amount of all cash awards paid or payable to you with respect to a fiscal





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year of the Company under the Management Incentive Compensation Plan
(previously in effect) and/or the 1993 Syntex Corporation Short-Term Compensation Plan and/or any successor, replacement or supplemental annual bonus plan.
                   (c) "Average Annual Bonus" means the average annual amount of the Annual Bonuses paid or payable to you for the most recent three
(3) fiscal years of the Company for which the Compensation and Benefits Committee of the Board has finally determined and approved Annual Bonuses (or finally determined that no Annual Bonus will be paid) prior to a Change in Control. In the event that you have not been in the employment of the Company and/or its Affiliates during the entirety of such three (3) fiscal years, your Average Annual Bonus shall be determined by dividing the total amount of Annual Bonuses paid or payable to you for such three (3) fiscal years by the number of years (including fractional parts of years as fractional years) during such three (3) fiscal years that you were so employed.
                   (d)     "Board" means the Board of Directors of the Company.
                   (e) "Cause" means (i) your willful and continued failure to substantially perform your duties with the Company and/or its Affiliates (other than any such failure resulting from your incapacity due to physical or mental illness) after there is delivered to you by the Board a written demand for substantial performance which sets forth in detail the specific





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respects in which it believes you have not substantially performed your duties, or (ii) your willfully engaging in gross misconduct which is materially and demonstrably injurious to the Company. For purposes of determining whether any such Cause is present, no act, or failure to act, by you shall be considered "willful" if done, or omitted to be done, by you in good faith and in the reasonable belief that your act or omission was in the best interests of the Company and/or required by applicable law.
                   (f) "Change in Control" means a change in control of the Company of a nature required to be reported in response to Item 6(e) of
Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 (the "1934 Act") as in effect on April 1, 1994, or, if Item 6(e) shall cease to be in effect, any regulations of similar import issued by the Securities and Exchange Commission; provided that, without limitation, a Change in Control shall be deemed to have occurred if and when individuals who were members of the Board immediately prior to a meeting of the shareholders of the Company involving a contest for the election of directors of the Company do not constitute a majority of the Board following such election.
                   (g) "Code" means the United States Internal Revenue Code of 1986, as amended, and where reference is made to a specific section of the Code, if such section shall cease to be in effect, the reference shall be deemed to be to any successor





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section of similar import which is contained in the Code or elsewhere in the
United States federal tax laws.
                   (h) "Departure Date" means the last day on which you render services as an employee to the Company or an Affiliate (or the Company's successor).
                   (i) "Disability" means a physical or mental illness or injury which is of such nature or effect, and which has continuously prevented you from performing your duties with the Company and its Affiliates for a period of sufficient duration, that you are, or upon application would be, entitled to long term disability benefits under the Company's Long-Term Disability Plan or any successor or replacement plan then in effect.
                   (j) "Good Reason" means the occurence of any one or more of the following events after a Change in Control:
                           (i)      without your express written consent, the
assignment to you of any duties or the substantial reduction of your duties, either of which is inconsistent with your position with the Company and/or its Affiliates (or the duties and responsibilties of such position) immediately prior to a Change in Control, or any removal of you from or any failure to re-elect you to any such position (other than your position as a member of the Board);
                           (ii)     a reduction by the Company and/or any
Affiliate in your base salary or in any bonus compensation formula applicable to you (including but not limited to the





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method used to determine Annual Bonuses) as in effect prior to a Change in
Control;
                          (iii)     a material reduction by the Company and/or
any Affiliate in the aggregate level of employee benefits to which you are entitled prior to a Change in Control;
                           (iv)     the Company's (or an Affiliate's) requiring
you to be based more than fifty (50) miles from your current location (except for required travel on the Company's (or the Affiliate's) business to an extent substantially consistent with your present business travel obligations), or the relocation of your office to a place more than fifty (50) miles from its present location, without your express written consent;
                           (v)      any purported termination of your
employment by the Company and/or any Affiliate which is not effected pursuant to a Notice of Termination and procedures applicable to such termination (i.e. termination for Disability or for Cause), or any purported termination for which the grounds relied upon are not valid;
                           (vi)     the failure of the Company to obtain the
assumption of this Agreement by any successor as contemplated in Paragraph 9 hereof.
                   (k) "Notice of Termination" means a written notice advising that your employment with the Company and its Affiliates is or will be terminated, which the Company gives you or you give the Company following a Change in Control.





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                   (l)     "Payment Period" means a period of thirty-six (36)
consecutive calendar months beginning with the first calendar month following the calendar month in which your Departure Date occurs if Notice of Termination is given one (1) year or less after a Change in Control or a period of twenty-four (24) consecutive calendar months beginning with the first calendar month following the calendar month in which your Departure Date occurs if Notice of Termination is given more than one (1) year, but not more than three
(3) years, after a Change in Control.

          3.       Compensation Upon Termination of Employment
                   Following a Change in Control:
                   If, while this Agreement is in effect, there occurs both a Change in Control and, thereafter, the giving of a Notice of Termination pursuant to which the Company terminates your employment other than for Cause or Disability or pursuant to which you terminate your employment with the Company and its Affiliates for Good Reason, you shall be entitled to a termination payment ("Termination Payment") and other benefits, determined as follows:
                   (a) If the Notice of Termination is given not more than one (1) year after the Change in Control, the Termination Payment shall be an amount equal to (x) three (3) times the sum of (i) your annual base compensation in effect immediately prior to the Change in Control and (ii) your Average Annual Bonus reduced by (y) any severance benefit payable to you under





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the Syntex Corporate Enhanced Severance Pay Plan in connection with such notice of termination.
                   (b)     If the Notice of Termination is given more than one
(1) year, but not more than three (3) years, after the Change in Control, the Termination Payment shall be an amount equal to (x) two (2) times the sum of
(i) your annual base compensation in effect immediately prior to the Change in Control and (ii) your Average Annual Bonus reduced by (y) any severance benefit payable to you under the Syntex Corporate Enhanced Severance Pay Plan in connection with such notice of termination.
                   (c) The Company shall pay you the Termination Payment in equal monthly installments ("Monthly Installments"), on the first day of each calendar month during the Payment Period. In lieu of Monthly Installments, but only if you so elect by written notice to the Company before the effective date of a Change in Control, the Company shall pay you the Termination Payment in a single lump sum in an amount equal to the present value of such Monthly Installments on your Departure Date, payable not later than five (5) days thereafter. Such present value shall be determined by using the 180 day Treasury Bill rate posted by Citibank, N.A. on your Departure Date.
                   (d) During the Payment Period (without regard to whether or not a lump sum election is made pursuant to Paragraph 3(c)), the Company and its Affiliates shall provide





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to you life insurance, medical, dental, disability and accidental death benefits at a level at least substantially equal (individually and collectively) to the level of such benefits provided to you immediately prior to the Change in Control.
                   (e) The Company shall provide to you a benefit determined in accordance with the terms of the Syntex U.S. Employees Supplemental Pension Benefits Plan as in effect immediately prior to the Change in Control, or its exact equivalent as it pertains to you (the "Supplemental Pension Plan"). For purposes of determining the amount of such benefit, the Company shall give you the following additional credits for service, age and compensation that shall be included in computing your combined benefit under the Supplemental Pension Plan and the Syntex U.S. Employees Pension Plan (but these additional credits shall not be included in the computation of the amount of your benefit under the Syntex U.S. Employees Pension Plan that is applied as an offset in the computation of your benefit under the Supplemental Pension
Plan):
                        (i) Effective as of your Departure Date, the Company shall credit you for purposes of accrual of benefits and vesting of benefits with an additional three (3) years of service if the Notice of Termination is given one (1) year or less after the Change in Control or an additional two (2) years of service if the Notice of Termination is given more than one





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(1) year, but not more than three (3) years, after the Change in Control.
                       (ii) For purposes of determining whether you are entitled to use the preferential early retirement actuarial factors (which factors are applicable to persons who have attained age fifty (50) with ten
(10) years of service prior to severance), the Company shall increase your age as of your Departure Date by three (3) years if the Notice of Termination is given one (1) year or less after the Change in Control or by two (2) years if the Notice of Termination is given more than one (1) year, but not more than three (3) years, after the Change in Control; provided, however, that your actual age at the time you commence benefits shall be used to compute such benefit (but using the preferential actuarial factors if applicable under the preceding clause).
                      (iii) For purposes of determining your final average compensation, the Company shall credit you as of your Departure Date with an additional three (3) completed calendar years of covered compensation if the Notice of Termination is given one (1) year or less after the Change in Control or an additional two (2) completed calendar years of covered compensation if the Notice of Termination is given more than one (1) year, but not more than three (3) years, after the Change in Control, each in the amount of one-third (1/3) of your Termination Payment if the Notice of Termination is given one (1) year or less after the Change in Control or in the





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amount of one-half (1/2) of your Termination Payment if the Notice of
Termination is given more than one (1) year, but not more than three (3) years, after the Change in Control.
                   (f) In addition to the foregoing, if the portion of the value of the Termination Payment and benefits provided hereunder that is required to be taken into account under Section 280G of the Code, together with the portion of the value of all other items of compensation to you that is required to be taken into account under Section 280G of the Code, equals or exceeds the lowest amount that would result in a "parachute payment" to you within the meaning of Section 280G(b)(2)(A) of the Code, then the Company shall pay you additional amounts which in total equal the amount of any and all tax liabilities that you incur under Section 4999 of the Code (including any such tax liabilities on amounts paid under this Paragraph 3(f)), plus the amount of any and all U.S. federal and state income tax liabilities you are expected to incur on the amounts that you receive under this Paragraph 3(f) (including income tax liabilities on amounts provided hereunder to cover such income tax liabilities). The anticipated amount of the tax liability that you can be expected to incur under Section 4999 of the Code shall be determined by the Company's independent financial auditors, or by a tax professional designated by such independent auditors, acting in good faith. Such anticipated tax liability, together with associated income tax liabilities (as computed below) shall be paid to you with





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your Termination Payment.  If the Internal Revenue Service assesses you with any tax under Section 4999 of the Code in excess of the amount determined as set forth above, then the Company shall pay to you, upon your delivery of a copy of the IRS notice of such assessment to the Company, the amount of such additional tax assessed, together with any penalties, interest and additions assessed thereon and together with associated income tax liabilities (as computed below). The additional amount for U.S. federal and state income taxes shall be computed using the following formula:

          Income tax amount = (r x E)/(1 - r)

where E is your Code Section 4999 tax liability, and r is the sum of the highest marginal federal income tax rate and the highest marginal income tax rate in your state of residence applicable to individuals for the year in which payment is received reduced by the product of such state and federal tax rates [r = fit rate + sit rate - (fit rate x sit rate)].
                   (g) Anything contained in the above provisions of this Paragraph 3 to the contrary notwithstanding, the Company shall have no obligation to make any payments or to provide any benefits under the above provisions of this Paragraph 3 if, after a Change in Control, the Company terminates your employment for Cause or Disability, or your employment terminates due to your death or your resignation other than for Good Reason.





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          4.       Termination for Cause:  Anything contained in this Agreement to the contrary notwithstanding, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board at a meeting of the Board called and held for that purpose (after reasonable notice to and an opportunity for you, together with your counsel, to be heard before the Board), finding that in the good faith opinion of the Board you were guilty of conduct constituting Cause as defined herein and specifying the particulars thereof in detail.

          5. Termination for Disability: Anything contained in this Agreement to the contrary notwithstanding, you shall not be deemed to have been terminated for Disability unless and until the Company shall have delivered to you a written Notice of Termination for Disability (advising you that you have thirty (30) days to return to work) and you have not returned to the full-time performance of your duties within thirty (30) days after your receipt of such Notice of Termination.

          6. Disputes: To dispute a termination for Good Reason by you, the Company must give you written notice of such dispute within ten (10) business days after it receives your





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Notice of Termination.  To dispute a termination for Cause or Disability by the
Company, you must give the Company written notice of such dispute within thirty
(30) days after you receive the Notice of Termination.
                   Any dispute, whether initiated by the Company or by you, with respect to whether termination of your employment was under circumstances entitling you to a Termination Payment and benefits hereunder or with respect to the amount and/or adequacy of any payments and/or benefits to be provided hereunder, that cannot be resolved by mutual agreement shall be resolved by binding and final arbitration. Any claim in arbitration with respect to whether termination of your employment was under circumstances entitling you to a Termination Payment and benefits hereunder must be filed within thirty (30) days following receipt of a notice of dispute that is delivered in accordance with the provisions of the initial paragraph of this Paragraph 6. Any claim in arbitration with respect to the amount and/or adequacy of any payments and/or benefits to be provided hereunder must be filed within thirty (30) days following receipt of a notice of dispute that is delivered by you to the Company or by the Company to you at any time prior to the making of such payment or the provision of such benefit or within thirty (30) days thereafter.
                   The arbitration shall be held in Palo Alto, California, and shall be conducted under the Commercial





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Arbitration Rules of the American Arbitration Association.  Within thirty (30)
days of receipt of a claim in arbitration, the Northern California Regional Director of the American Arbitration Association shall appoint three arbitrators to determine the dispute(s). The arbitration panel must conduct hearings and render its award no later than ninety (90) days after the receipt of the claim in arbitration by the American Arbitration Association.
                   The Company shall pay all reasonable fees and expenses, including attorney's and consultant's fees, incurred by you in good faith in connection with any dispute hereunder, without regard to the outcome of such dispute.

          7. No Mitigation: No payment or benefit to which you are entitled pursuant to Paragraph 3 hereof shall be reduced by reason of any compensation, benefit or other income received by you for services rendered or otherwise after termination of your employment with the Company.

          8.       Covenant Not to Compete:  You agree that:
                   (a) As an executive, with important responsibilties and knowledge of operations, your services are a valuable asset and that you have access to business information of critical importance to the Company. Therefore, to protect the integrity and success of the Company's operations, you agree that during





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the term of this Agreement prior to your Departure Date you will keep confidential all information gained in your employment with the Company and/or its Affiliates and will not, without the prior written consent of the Company, enter into the employment of, or invest in or contribute to, participate in the activities of, or act as consultant to or advise any enterprise in whatever form organized and carried on which is directly competitive with any business activity then conducted or planned by the Company or its Affiliates, provided, however, that you may make investments in publicly traded securities of any issuer if the securities owned by you represent less than one percent (1%) of the class of such securities of such issuer then issued and outstanding.
                   (b) For the period of two (2) years following your Departure Date, or, if longer, the period during which you receive Monthly Installments you will not disclose such information or use it for any purpose whatsoever.
                   (c) Any Invention and Trade Secret Agreement, Proprietary and Invention Agreement or other agreement, however titled or even untitled, between you and the Company or any Affiliate, which is in effect on the date hereof and which relates to inventions, improvements, processes, patents, trade secrets and/or confidential information of any description, shall continue in full force and effect in accordance with the terms thereof and you agree that the provisions of





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subparagraphs (a) and (b) of this Paragraph 8 shall not be deemed to contravene or limit in any way any such agreement and that no such agreement shall be deemed to contravene or limit the provisions of the said subparagraphs (a) and
(b).

          9. Successors: The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform the obligations under this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. Upon such assumption, the term "Company" as used throughout this Agreement shall refer to the successor to the Company's business and assets as aforesaid which executes and delivers the agreement provided for in this paragraph or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law, and the term "Board" as used throughout this Agreement shall refer to the Board of Directors of such successor Company.

          10. Notice: For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by United States registered mail,





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return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Chief Executive Officer of the Company with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

          11. Other Plans and Arrangements: Your prior agreement with the Company dated -------------- is hereby rescinded and revoked. Furthermore, by entering into this Agreement, you hereby waive any rights you may have under the Syntex Corporation Security of Employment Plan dated January 25, 1990. Additionally, if upon a termination of your employment following a Change in Control you are entitled to receive a Termination Payment and other benefits hereunder, you shall not be entitled to receive (and you hereby waive any right you might otherwise have to receive) any severance pay or salary continuation benefits except as provided under the Syntex Corporation Enhance Pay Plan; any continuation of life insurance, medical, dental, disability, accidental death or other welfare benefits (other than COBRA rights); or any continuation of retirement benefit accruals under any other salary continuation or severance benefit plan or program of the





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Company.  However, this Agreement is not intended to, and shall not, supersede or affect your participation in or rights under any other employee benefit plan or program of the Company or its Affiliates (including any salary continuation or severance benefit plan or program if you do not receive a Termination Payment and the other benefits provided hereunder), even if benefits under such plan or program may be accelerated or otherwise enhanced as a result of a Change in Control.

          12. Miscellaneous: No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by you and the Chief Executive Officer of the Company or such officer as may be specifically designated by the Board of Directors of the Company. No waiver of either party hereto at any time of the breach of, or lack of compliance with, any conditions or provisions of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
                   No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.
                   This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives,





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executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amounts are still payable to you hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee, or other designee or, if there be no such designee, to your estate.

          13. Validity: The invalidity and unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

          14. Applicable Law: This Agreement shall be interpreted and enforced in accordance with the laws of the State of California.

          If this letter correctly sets forth our agreement, sign and return to the Company one copy of this letter.

                                                 SYNTEX CORPORATION


                                                 BY
                                                   -----------------------------
                                                   Chief Executive Officer


Accepted and agreed to as of
the date first above written:


- ----------------------





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